6711 MISSISSAUGA ROAD, SUITE 404 MISSISSAUGA, ONTARIO, CANADA L5N 2W3 PHONE: (905) 858-1368 FAX: (905) 858-1399 www.med-emerg.com

September 28, 2005

Ms. Keira Ino
United States Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Dear Ms. Ino:

In response to the questions posed in the correspondence from Mr. Jim Rosenberg, Senior Assistant Chief Accountant, in his letter of August 16, 2005, we are pleased to provide additional information, as requested.

For ease of reference our responses are in sequence consistent with Mr. Rosenberg’s questions and where comments have been modified or expanded upon the changes have been underlined.

If you have questions please contact the writer at your earliest convenience at (905) 288-1003 or bdanis@med-emerg.com.

NOTE: CERTAIN INFORMATION CONTAINED HEREIN IS CONFIDENTIAL AND MAY NOT BE MADE PUBLIC.

Sincerely yours,

/s/William J. Danis
Chief Financial Officer

General

1.	We hereby acknowledge that:
▪	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
▪	SEC staff comments or changes to disclosure in response to SEC staff comments in the filings reviewed by the SEC do not foreclose the SEC from taking any action with respect to the filing; and
▪	The Company may not assert SEC staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

Question 2. Item 6- revised table as requested.
	US$
	YEAR ENDED DECEMBER 31,
	2004	2003	2002	2001	2000
Statement of Operations Data:
Revenue	48,447,687	54,335,558	37,428,043	15,813,250	15,532,767
Physician fees and other direct costs	43,693,380	49,217,416	34,382,752	13,223,282	10,011,764
Gross Profit	4,754,307	5,118,142	3,045,291	2,589,968	5,521,003
Operating expenses before undernoted items	4,810,341	4,678,665	2,704,529	2,439,373	6,103,860
Depreciation and amortization	182,399	120,924	102,345	92,575	1,590,006
Other expenses	1,102,772	1,730,587	827,336	2,078,753	1,291,150
	6,095,512	6,530,176	3,634,210	4,610,701	8,985,016
Loss before income taxes	(1,341,205)	(1,412,034)	(588,919)	(2,020,733)	(3,464,013)
Income taxes (recovery)	-	(2,458)	-	1,248,016	(978,189)
Minority interest	-	(2,095)	(2,211)	1,926	(318,223)
Discontinued operations	-	(167,169)	(16,956)	(3,470,892)	-
Net loss - Canadian GAAP	(1,341,205)	(1,574,650)	(603,664)	(6,741,567)	(2,167,601)
Net loss - US GAAP	(1,176,578)	(1,983,291)	(619,214)	(6,964,095)	(3,689,914)
Preferred share dividends	(34,173)	(135,006)	(134,983)	(134,870)	(131,240)
Forgiveness of Preferred share dividends	579,582	-	-	-
Net loss attributable to common shareholders - Canadian GAAP	(795,796)	(1,709,656)	(738,647)	(6,876,437)	(2,298,841)
Net loss attributable to common shareholders - US GAAP	(631,169)	(2,118,297)	(754,197)	(7,098,965)	(3,821,154)
Basic loss per common share
Continuing operations	(0.02)	(0.16)	(0.08)	(0.41)	(0.40)
Discontinued operations	(0.00)	(0.02)	(0.00)	(0.42)	(0.00)
Balance Sheet Data:
Working Capital Surplus (deficit)	1,224,127	(3,169,692)	(2,329,525)	(1,931,980)	(2,471,958)
Total Assets	7,322,027	4,044,225	3,641,207	3,421,080	9,268,922
Long-Term debt	599,991	599,991	590,536	590,536	11,537
Shareholders' equity (deficit) - Canadian GAAP	559,249	(3,448,142)	(2,341,861)	(1,844,350)	4,142,345
Shareholders' equity (deficit) - US GAAP	1,647,121	(2,360,270)	(1,253,989)	(756,478)	3,777,466

Year end US$ exchange rate (equivalent to 1Cdn$)	0.83	0.77	0.63	0.63	0.67

Average US$ exchange rate (equivalent to 1Cdn$)	0.77	0.71	0.64	0.65	0.66

Range of high and low rates (equivalent to 1Cdn$)	0.71 to 0.85	0.63 to 0.78	0.62 to 0.67	0.62 to 0.67	0.64 to 0.70

Question 2 - Item 6 - additional information as requested.

SUPPLEMENTARY FINANCIAL INFORMATION

QUARTERLY FINANCIAL DATA (UNAUDITED)
	4TH QUARTER		3rd QUARTER		2nd QUARTER		1ST QUARTER
	2004	2003	2004	2003	2004	2003	2004	2003

Revenue	13,619,890	12,421,081	11,704,989	14,297,671	10,569,207	16,348,865	12,553,601	11,267,941

Gross Profit	1,252,482	1,220,583	1,148,196	1,417,336	1,169,895	1,504,929	1,183,734	975,294

Income(loss) before undernoted items	520,908	174,425	-35,286	221,059	-620,637	-32,359	78,981	76,352

Gain (loss) from discontinued operations	3,449	-898,848	0	862,814	7	-71,179	-3,456	-59,956

Net profit (loss) for the period	-253,018	-147,634	-234,864	114,715	-160,350	-753,635	-147,564	-923,102

Basic loss per common share
Continuing operations	0.01	0.09	0.00	-0.08	-0.01	-0.08	-0.02	-0.09
Discontinued operations	0	-0.09	0.00	0.09	0.00	-0.01	0.00	-0.01

Question 3 - ITEM 7- proposed changes to MD&A in accordance with Rule 303(a) of Reg. S-K
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES

As at December 31, 2004, the Company's cash position was $2.3 million compared to $129 thousand at December 31, 2003 and $90 thousand at December 31, 2002. The $4.5 million equity financing (the “Financing”) that was completed in June 2004 was the prime source of the improved cash position.

Operating activities consumed $1.7 million of cash in the year of which $1.0 million was absorbed directly by operations and the remainder was consumed by changes in working capital. The biggest change in 2004 as compared to 2003 was the one-time impact of closing costs associated with the Financing. These costs totaled about $610 thousand. The working capital change is largely attributable to an increase in accounts receivable relative to the accounts payable. While cyclicality in accounts receivable and accounts payable are common on a month-to-month basis, based on invoice dates, the accounts payable did not increase as much as the accounts receivable because proceeds from the Financing were used to reduce long, outstanding accounts payable. The decrease in cash flow from operations compares to cash generated by operating activities of about $965 thousand in 2003 and $998 thousand in 2002. For both 2003 and 2002 the cash was generated by changes in working capital which amounted to $1.07 million in 2003 and $1.14 million in 2002.

We expect that the loss of the DND contract will negatively impact our cash flows in 2005, commencing in the second quarter. While we adjust our business to deal with the loss of the contract we expect that we will use up to $700 thousand of our cash resources to fund operating activities.

Investing activities used cash of about $700 thousand in the year ended December 31, 2004, of which about $500 thousand was used to upgrade computer hardware and software and to finance the leaseholds and furniture associated with our move to new premises. About $200 thousand was used in the purchase of the Scarborough Pain Clinic, and resulted in an increase in goodwill. This compares with cash generated by investing activities of $120 thousand in 2003, which was comprised of proceeds from the sale of our clinic operations of $470 thousand and which was offset by cash used to acquire property, plant and equipment of $135 thousand and $210 thousand used by discontinued operations. In 2002, cash of about $300 thousand was used in investing activities. Of this about $100 thousand was generated through the sale of an investment, $65 thousand was used to acquire property, plant and equipment, and $335 thousand was used to invest in discontinued operations.

Financing activities generated $4.5 million of cash during the year. This occurred when the Company issued 39,360,272 common shares as part of an equity financing. This compares to cash used by financing activities of $640 thousand in 2003 and $605 thousand in 2002. In 2003 the cash was largely used to repay $660 thousand of debt. In 2002 the decrease in cash arose when the Company raised about $475 thousand of debt, but in turn reduced bank indebtedness by $970 thousand and incurred $70 thousand to finance discontinued operations and $42 thousand to finance deferred financing costs.

Question 3 - revised disclosure regarding contractual obligations

CONTRACTUAL OBLIGATIONS
							Total
	2005	2006	2007	2008	2009	Thereafter	Obligations
Long-term debt[1]	295,960	295,960	295,960	295,960	69,247	-	1,253,087
Operating lease obligations	288,309	293,276	293,679	135,342	113,352	171,472	1,295,430

Notes payable[2]	-	809,991	-	-	-	-	809,991

Total	$584,269	$1,399,227	$589,639	$431,302	$182,599	$171,472	$3,358,508

Notes:

1 - Includes interest on long-term debt at the prescribed rate established by the Canada Revenue Agency (CRA), currently set at 7%. These interest costs have been waived by CRA in recent years.
2 - Includes interest at the rate of 7%. Interest is payable in cash or by the issuance of common stock, or any combination thereof.

Question 4 - revised discussion re accounting policies and assumptions

CRITICAL ACCOUNTING POLICIES AND ASSUMPTIONS

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities during the reporting period. Significant areas requiring the use of estimates relate to: 1) the reported amounts of revenues and expenses, 2) the assessment of collection risk associated with accounts receivable, 3) the disclosure of contingent liabilities. We evaluate our estimates on an on-going basis. We state our accounting policies in the notes to the audited consolidated financial statements and related notes for the year ended December 31, 2004, contained herein. These estimates are based on information that is currently available to us and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could vary from those estimates under different assumptions or conditions. We believe that the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our consolidated financial statements:

▪
We maintain accruals for revenues, physician fees and other direct costs, salaries, benefits, and other costs. Major accruals, revenues and expenses, relate to the accrual of revenue and expenses associated with staffing contracts. These accruals are of a short duration; that is, revenues and expenses are generally known before financial statements are finalized. Based on historical experience our accruals have proven accurate. Should changes occur in the future, we may be required to revise our accrual assumptions.

▪
We maintain an allowance for doubtful accounts for estimated losses resulting from fraudulent claims made by patients, the inability of our corporate customers to make required payments, or as a result of a dispute in the invoiced amount. Fraudulent claims arise when patients seek medical care and provide an invalid health card for payment. The introduction of electronic medical records services, which pre-screen patients prior to services being rendered, is rapidly diminishing our exposure to fraudulent claims by patients. We determine the adequacy of our bad debt allowance by continually evaluating individual customer receivables, considering the customer’s financial condition, credit history and current economic and business conditions. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. Historically losses on uncollectible accounts have not exceeded our allowances. As of December 31, 2004, our allowance for doubtful accounts was $15,800 (2003 - $46,115).

▪
We are subject to various claims and legal actions in the ordinary course of our business. These matters include breach of contract or similar matters arising from contractual disputes. Our hospital and healthcare facility clients may also become subject to claims, governmental inquiries and investigations and legal actions to which we may become a party relating to services provided by our professionals. From time to time, and depending upon the particular facts and circumstances, we may be subject to indemnification obligations under our contracts with our hospital and healthcare facility clients relating to these matters. Material pending legal proceedings brought against the Company is described in Item 3. Legal Proceedings above. As mentioned, we are unable to determine our potential exposure regarding these lawsuits at this time. Similarly, we have other contingent liabilities that pertain to amounts potentially owing to government authorities. We continue to evaluate the probability of an adverse outcome and will provide accruals for such contingencies as required. We are currently not aware of any other such pending or threatened litigation or similar contingency that we believe is reasonably likely to have a material adverse effect on us. If we become aware of such claims against us, we will evaluate the probability of an adverse outcome and provide accruals, as required, at that time.

Question 5 - analysis of changes in each caption of stockholders’ deficit

SHAREHOLDERS EQUITY (DEFICIT) CANADIAN GAAP

CAPITAL STOCK	2004	2003	2002

Balance at the beginning of the year	11,544,736	11,544,736	11,544,736
Shares issued to new investors	4,500,000	-	-
Elimination of deficit (note 14)	(14,683,456)	-	-

Balance at the end of the year	1,361,280	11,544,736	11,544,736

CONTRIBUTED SURPLUS

Balance at the beginning of the year	2,397,849	1,236,587	1,174,300
Stock option compensation	98,622	1,161,262	62,287
Fair value of options in connection with acquisition	39,938	-	-
of Scarborough pain clinic
Elimination of deficit (note 14)	(2,469,329)	-	-

Balance at the end of the year	67,080	2,397,849	1,236,587

DEFICIT

Balance at the beginning of the year	(16,425,309)	(14,715,653)	(13,977,006)
Net loss attributable to common shareholders	(795,796)	(1,709,656)	(738,647)
Elimination of deficit (note 14)	17,152,785	-	-

Balance at the end of the year	(68,320)	(16,425,309)	(14,715,653)

CUMULATIVE TRANSLATION ADJUSTMENT	(800,791)	(965,418)	(407,531)

SHAREHOLDERS' EQUITY (DEFICIT)	559,249	(3,448,142)	(2,341,861)

SHAREHOLDERS EQUITY (DEFICIT) US GAAP

CAPITAL STOCK	2004	2003	2002

Balance at the beginning of the year	12,596,202	12,596,202	11,544,736
Shares issued to new investors	4,500,000	-	-
Elimination of deficit (note 14)	(14,683,456)	-	-
Capital stock issued on purchase of YFMC Healthcare Inc	-	-	1,087,872
Ascribed fair value of share purchase warrants issued	-	-	(36,406)

Balance at the end of the year	2,412,746	12,596,202	12,596,202

CONTRIBUTED SURPLUS

Balance at the beginning of the year	2,434,255	1,272,993	1,174,300
Stock option compensation	98,622	1,161,262	62,287
Fair value of options in connection with acquisition	39,938	-	-
of Scarborough pain clinic
Elimination of deficit (note 14)	(2,469,329)	-	-
Share purchase warrants	-	-	36,406

Balance at the end of the year	103,486	2,434,255	1,272,993

DEFICIT

Balance at the beginning of the year	(16,425,309)	(14,715,653)	(13,977,006)
Net loss attributable to common shareholders	(795,796)	(1,709,656)	(738,647)
Elimination of deficit (note 14)	17,152,785	-	-

Balance at the end of the year	(68,320)	(16,425,309)	(14,715,653)

CUMULATIVE TRANSLATION ADJUSTMENT	(800,791)	(965,418)	(407,531)

SHAREHOLDERS' EQUITY (DEFICIT)	1,647,121	(2,360,270)	(1,253,989)

Question 6 - proposed expanded disclosure on revenue recognition for Notes to Financial Statements

(f)    Revenue recognition

The Company has adopted the provisions of EIC - 123 and EITF 99-19. Both address the reporting of revenue on a gross basis as a principal versus on a net basis as an agent. The pronouncements generally state that revenue should be reported on a gross basis if:
▪	The enterprise is the primary obligor in the relationship;
▪	The enterprise has latitude in establishing price;
▪	The enterprise performs part of the service;
▪	The enterprise has discretion in supplier selection;
▪	The enterprise is involved in the determination of service specifications; and
▪	The enterprise has credit risk.

With the exception of determining how the specific service is delivered, MEII meets the six tests identified for each of its service offerings. Accordingly, revenue is reported on a gross basis for all business units.

The following is a description of MEII’s revenue recognition policies for each of our significant business units.

(1) Staffing Solutions:

Revenue is reported on a gross basis.

MEII acts as a principal in providing these services. MEII (a) negotiates price with the customers; and (b) contracts with emergency room physician and nursing personnel to provide services to hospitals and correctional facilities in Ontario, British Columbia and Nova Scotia, a mix of rural and urban facilities including tertiary care centers. MEII recruits, schedules and bills the customer for the services provided and encounters credit risk in the event of non-payment.

Contracts are both fee-for-service and fixed monthly contracts. Contracts are negotiated annually and are cancelable by either party on 60 days notice.

Revenue is recognized on a current basis, as services are delivered.

(2) Government Healthcare Services (Includes Department of National Defence (“DND”)):

Revenue is reported on a gross basis.

MEII negotiated an administrative management contract with Public Works and Government Services Canada (“PWGSC”) to provide personnel to Canadian armed forces across Canada on behalf of the Minister of National Defence.

Under the terms of the contract, MEII has the responsibility to hire medical personnel and support staff and where necessary provide appropriate training and supervision of the work performed at the respective bases across Canada. MEII bills DND for the work performed by these individuals and in turn pays the medical personnel and support staff based on the terms of the respective contracts signed with them. In the event of payment dispute, MEII has credit risk.

Revenue is recognized on a current basis, as services are delivered.

(3) Medical Services:

Revenue is reported on a gross basis.

Under contracts with Schering-Plough Canada and Novartis Pharmaceuticals Canada Inc, MEII acts as the coordinator for the community-based infusion of certain medications for the treatment of patients with rheumatoid arthritis, Crohn’s disease and certain cancers. MEII recruits, schedules and bills the customer for the services provided and encounters credit risk in the event of non-payment.

The Company acts as the principal in providing pain management treatments to patients in its Toronto-based clinics. MEII recruits, schedules and bills the customer for the services provided and encounters credit risk in the event of non-payment.

Revenue is recognized on a current basis, as services are delivered.

(4) Healthcare Consulting:

Revenue is reported on a gross basis.

MEII is involved with several provincial governments, advising on a variety of issues related to primary care staffing, training and integrated service delivery models. MEII also advises several aboriginal communities with regards to healthcare infrastructure service delivery issues.

Revenue is recognized over the life of the contracts, based on pre-defined milestones.

Question 7 - proposed change to disclosure regarding discontinued operations.

The sentence: “MEII and AIM continue to work together to ensure the long-term successful development of these clinics.” will be deleted from the note disclosure.

It is appropriate to remove the sentence for two reasons:
▪	During the period October 2003 to September 2004, MEII was paid a management fee to provide services to AIM in regards to the disposed clinics. The management fee arrangement ended September 30, 2004.
▪	During the period, MEII was not called on to attend any meetings or provide any specific counsel to AIM in regards to the operations of the disposed clinics.

Question 8 - ASPECTS OF THIS ANSWER ARE CONFIDENTIAL AND ARE NOT TO BE PUBLISHED OR DISTRIBUTED.

Our restructuring was effective in Q3 of 2004 after MEII sought and obtained shareholder approval to proceed with the change as is required under Canadian GAAP.

At the time the approval was sought, the Company had completed its budget process for the balance of 2004 and 2005. Based on the budgets and with the support of the recently completed Financing, it was perceived that all tests outlined in FFR 210 were met. That is to say:
▪	The earned surplus was exhausted;
▪	No deficit existed in any surplus account;
▪	Shareholders voted in favour of the reclassification at the Annual General Meeting held in August 2004;
▪
All assets were reviewed and values adjusted accordingly. At the time, no adjustments were made. Given that about 92% of assets are current assets, and 100% of liabilities are trade or government liabilities, it is not unexpected that there would be little impact on the valuation of these balance sheet amounts. Further, the majority of non-current assets were purchased in the second half of 2004 and accordingly the likelihood of a material revaluation is unlikely; and

▪	The auditors’ provided a “Preferability Letter” in support of the restructuring.

Immediately preceding and at the time of the quasi-reorganization, MEII made several operational changes including: realigned reporting obligations within the business units, with a view to improving operational control and improved business results ($300K saving); raised $4.5 million of equity using part of the proceeds to repay a credit facility bearing interest at the rate of 23% per annum ($130K saving); and added senior management with strong operational experience (additional cost of $39K). All of these factors supported management’s belief that ensuing periods would be profitable.

A comparison of our budget for the three month period after the quasi-reorganization as compared to October 2003 to December 2003, from continuing operations, shows that we forecast a profit in 2004 of about $290K from operations compared to a loss of more than $210K in the same period in 2003, an improvement of about $510K.

The loss that occurred in Q4 2004 arose when we were not able to reverse a provision that was booked in 2003, when a major client was slow in paying its account. A slow paying customer is not an unusual occurrence. When the provision for bad debts was made in 2003, it was made in recognition that the relationship with the client had soured and collections were very slow. However, management’s efforts during 2004 remedied many of the issues that led to the provision in 2003 and when we revised our budgets in August 2004, we were under the belief that we had improved the situation such that: (a) no further provision would be required; and (b) much of what we provided for in 2003, could be reversed in 2004. Unfortunately, in Q4 2004, the client awarded the continuation of the contract to a third party, after a competitive RFP process. Note: this matter is currently the subject of a lawsuit and an appeal to the Canadian International Trade Tribunal, as described in Note 20 to the December 31, 2004 financial statements. On losing the follow-on contract and having launched a Cdn$100 million lawsuit, relations with the client soured and progress that had been made was stalled. The bad debt associated with this one client accounted for 92% or $477,000 of the total bad debt expense of $516,000 from continuing operations, in 2003.

A review of our historic financial statements reveals that bad debts from continuing operations have been very low. With the exception of this one-off experience in 2003, as described above, our bad debts from continuing operations have averaged less than $76,000 per annum over the last three years.

MEII’s expectation of profitability is consistent with statements made in comment nine of our previous letter, because both were made in the context of: (a) historical bad debt experience; and (b) improved performance / relationship with our client in 2004, prior to the loss of the RFP.

It was not foreseeable that at the time of the restructuring that the client would provide these challenges.

Similarly, in Q1 2005, the loss was about $300,000. Of this, approximately $225,000 arose when the Board agreed to extend the expiry date of certain stock purchase warrants, giving rise to Stock Compensation Expenses and an additional $180,000 of non-recurring legal and support costs, associated with the above-referenced lawsuit were incurred. Absent these unplanned and non-recurring items, Q1 2005 would have reported a profit of about $105,000.

From an operational perspective the enclosed financial projections (see page 12 of this correspondence) [Note: this refers to information provided in our correspondence of June 30, 2005], which were approved by the board in August 2004 indicate that income of Cdn$373,000 was forecast in Q4 of 2004 and income of Cdn$6.5 million was forecast for 2005. The forecasts were based on the best information available at the time. While certain assumptions have not come to pass, most notably the loss of the contract with Canada’s Department of National Defence, we used our best judgement in proceeding with the reclassification of the deficit. We believe that it would be inappropriate to reflect on the information with the benefit of hindsight.